NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. #9

To be attached to and form part of Bond No. 6214316 in favor of Giant 5 Funds.

In consideration of the additional premium charged for the attached bond, it is hereby agreed that:

1.	The Bond Period in Item 2 of the Declarations is changed from 4/28/2009 to 5/31/2009.

2.	The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3.	This rider shall become effective as 12:01 a.m. on 4/28/2009.

By:
        Authorized Representative

Additional Premium: $209

Proposed Resolution

Approval of Insurance Coverage

Fidelity Bond

   RESOLVED, by a majority of the Board of Trustees and separately by a majority of the Board of Trustees who are not “interested persons” of the Trust, as defined by the 1940 Act, that the continuation of the current fidelity bond (the “Bond”) issued by National Union Fire Insurance Company, a member company of American International Group, Inc., covering each officer and employee of the Trust against larceny and embezzlement, in the amount of $525,000 for an extension ending May 31, 2009 and in the proposed form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets and (v) the nature of the securities in the Trust’s portfolios, be, and it hereby is, approved; and

   FURTHER RESOVED, that the appropriate officers of the Trust be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Trust’s assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and

   FURTHER RESOLVED, that the Secretary of the Trust or his or her delegate be, and each hereby is,  authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

   FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

The extension policy premium of $209 was paid for the period commencing April 28, 2009 and ending May 31, 2009.